Mail Stop 3561

April 25, 2008

By U.S. Mail and facsimile to (417) 874-7145

Mr. Thomas McFall
Chief Financial Officer
O'Reilly Automotive, Inc.
P.O. Box 1156
233 South Patterson
Springfield, Missouri 65801

      Re: **O'Reilly Automotive, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2007
              Filed March 3, 2008
              Definitive Proxy Statement on Schedule 14A
              Filed March 24, 2008
              File No. 000-21318

Dear Mr. McFall:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    H. Christopher Owings
                    Assistant Director